November 28, 2012

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	SHFL entertainment, Inc.
Form 10-K for the Year Ended October 31, 2011
Filed January 5, 2012
Form 10-Q for the Period Ended July 31, 2012
Filed September 10, 2012
File No. 0-20820

Dear Mr. Decker:

SHFL entertainment, Inc. (the “Company”), hereby responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated October 19, 2012 (the “Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2011, as filed on January 5, 2012, and Quarterly Report on Form 10-Q for the period ended July 31, 2012, as filed on September 10, 2012 (the “Form 10-Q”).  For your convenience, each comment from the Letter is set forth below in bold and italicized type followed by the Company’s response.

Form 10-K for the Year Ended October 31, 2011

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

In several of its responses set forth below, the Company indicates its intent to include revised or additional disclosure in its future filings.  In responses where revised language is proposed, the response includes text of the modified or newly proposed language in substantially the form the Company intends to use in such filings.

Management's Discussion and Analysis, page 25

Critical Accounting Policies and Estimates, page 28

Impairment of Long-lived Assets, page 30

2.
We note your disclosures regarding impairment of long-lived assets. In the interest of providing readers with a better insight into management's judgments in accounting for long- lived assets, including property, plant and equipment, please disclose the following:

•	How you group long-lived assets for impairment and your basis for that determination;
•	How frequently you evaluate for the types of events and circumstances that may indicate impairment; and
•	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets.

In response to the Staff’s comment, the Company plans to  revise the second paragraph in the Company’s existing disclosure under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates – Impairment of long-lived assets” as well as the second paragraph of the disclosure under the heading entitled “Impairment of long-lived assets” in Footnote 1 of the Company’s Consolidated Financial Statements in future filings substantially as follows:

“We review our long-lived assets, excluding goodwill and indefinite lived intangible assets, for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable or warrant a revision to the estimated remaining useful life.  Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business or market price of the long-lived asset, a significant adverse change in legal factors or business climate that could affect the value of a long-lived asset, or a current period operating or cash flow loss combined with a history of operating or cash flow losses.  We group long-lived assets for impairment analysis at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

~~We would record an impairment loss if the carrying amount of the asset or asset group is not recoverable (as determined by undiscounted cash flows) and the carrying amount exceeds its estimated fair value.~~  Recoverability of the carrying amount of long-lived assets is measured by comparing the carrying amount to the estimated future undiscounted net cash flows that the assets are expected to generate. Those cash flows include an estimated terminal value based on a hypothetical sale at the end of the assets' depreciation period. Estimating these cash flows and terminal values requires management to make judgments about the growth in demand for our products and sustainability of gross margins. If assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.   For fiscal 2012, 2011 and 2010, we did not have any such impairment loss.”

3.
If any material long-lived assets or asset groups have a carrying value less than their corresponding undiscounted cash flows and their carrying value is not substantially in excess of fair value, please disclose the nature of the assets and their carrying value and convey how close their carrying value is to fair value. Please also disclose key assumptions you made and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect those key assumptions.

The Company respectfully advises the Staff that there were no cases where expected undiscounted future cash flows were not substantially in excess of the carrying value of any asset or asset group.

Financial Statements

General

4.
Please provide the disclosures required by Rules 5-04 and 12-09 of Regulation S-X related to your allowance for doubtful receivables and your allowance for sales returns or tell us where you have disclosed it in your financial statements, including the related activity in each allowance between balance sheet dates. Please also disclose your accounting policy for sales returns.

The Company considered the disclosure requirements of Rules 5-04 and 12-09 of Regulation S-X and noted that disclosures that would be filed in Schedule II for the allowance for bad debts and related activity were not material.  Specifically, the Company’s allowance for doubtful accounts was approximately $452,000 and $579,000 as of October 31, 2011 and 2010, respectively, or approximately one percent of total receivables.  In addition, the Company’s provision for bad debts charged to expense was approximately $159,000, $541,000 and $301,000 for the years ended October 31, 2011, 2010, and 2009, respectively, or less than one percent of total revenues.  The Company plans to continue monitoring the allowance for bad debts and provide Schedule II if the activity and account balances become material.

The Company’s standard sales contracts do not contain right of return provisions and the Company has not experienced significant sales returns.  The Company has therefore not recorded an allowance for sales returns.  For this reason the Company has also not disclosed an accounting policy for sales returns.  In future filings the Company plans to disclose these facts under the revenue recognition policy under the heading entitled “Revenue recognition” in Footnote 1 to the Consolidated Financial Statements.

Consolidated Statements of Operations, page 67
5.
Please present product sales separately from service revenues. Please also similarly present cost of sales separately from cost of service revenues. Refer to paragraphs 1 and 2 of Rule 5- 03 of Regulation S-X.

Service revenues were approximately three percent, four percent and four percent of total revenues of the Company for the years ended October 31, 2011, 2010, and 2009, respectively. As these amounts are less than 10 percent of total revenues, the Company has combined service revenues with product sales in compliance with Rule 5-03 of Regulation S-X.  The Company combined related costs and expenses for the same reason and in the same manner.

Inventories, page 73
Property and Equipment, page 73
6.	Please disclose whether a portion of your depreciation and amortization is included in the cost of sales and service line item.

The Company notes that its cost of sales and service includes an allocation of depreciation and amortization.  The Company hereby confirms that in future filings, it plans to disclose the line items that include depreciation and amortization expense.  Set forth below is a sample revised disclosure in  substantially the form that the Company plans to use in response to the Staff’s comment in the Company’s future filings to revise the disclosure set forth in Footnote 1 to the Company’s Consolidated Financial Statements under the heading “Property and equipment”:

“Property and equipment.  Property and equipment is stated at cost.  Depreciation is recorded using the straight-line method over the estimated useful life or lease terms, if shorter, for leasehold improvements.  Depreciation attributable to manufacturing operations is included in cost of sales and service.  The remaining component of depreciation is included in selling, general and administrative expenses.”

Set forth below is a sample revised disclosure in substantially the form that the Company plans to use in response to the Staff’s comment in the Company’s future filings to revise the disclosure set forth in Footnote 1 to the Company’s Consolidated Financial Statements under the heading “Other intangible assets”:

“Other intangible assets. Other intangible assets include intellectual property for games, patents, trademarks, copyrights, licenses, developed technology, customer relationships and non-compete agreements that were purchased separately or acquired in connection with a business combination. All of our significant other intangible assets have finite useful lives and are amortized as the economic benefits of the intangible asset are consumed or otherwise used up.  Amortization of customer relationships and non-compete agreements is included in selling, general and administrative expense and the remaining components of amortization are included in cost of sales and service and cost of leases and royalties.”

Note 14. Operating Segments, page 94
7.	Please disclose the types of material assets not allocated to your reportable segments and included in Unallocated Corporate in the table on page 95.

In response to the Staff’s comment, the Company plans to add in future filings the following disclosure as paragraph 5 to Footnote 14 of the Company’s Consolidated Financial Statements:

“Assets are allocated to each segment according to the benefits received by the respective segment.  Unallocated corporate assets are primarily comprised of cash and cash equivalents, property and equipment including buildings and leasehold improvements, prepaid income taxes, and deferred financing costs.”

Form 10-Q for the Period Ended July 31, 2012

Financial Statements

11. Commitments and Contingencies, page 17

Legal Proceedings, page 17

8.
For your TableMAX and Macau Rapid Baccarat Patent Issue litigation, you indicate that the claims are entirely without merit and you intend to continue to vigorously defend these matters. It is unclear, from this disclosure, whether it is reasonably possible that losses may result, regardless of your intention to pursue the claims vigorously. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for any of your matters, including the matters with TableMAX and Macau Rapid Baccarat, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. You may provide your disclosures on an aggregated basis. Please refer to ASC 450-20-50.

The Company advises that prior to the issuance of any of the Company’s quarterly or annual financial results and for the purposes of accrual and/or disclosure, the Company analyzes each of its material legal proceedings and other contingencies to determine whether an estimate of a probable or reasonably possible loss or range of loss can be made based upon the facts and legal assessment of such matter.  During such assessment, the Company considers all factors that may impact this assessment, including, without limitation, (a) the stage of the proceeding; (b) the damages, penalties and costs sought; (c) the factual matters that remain to be resolved; and (d) the legal principles that are the subject of the proceeding.  It is often not possible to estimate the loss or a range of possible loss, particularly where (i) the damages sought are unsubstantiated or indeterminate; (ii) the discovery or other material legal proceedings are incomplete; (iii) the proceedings are in the early stages and there is insufficient information available to assess the viability of the stated grounds; (iv) the matters present legal uncertainties; (v) there are significant facts in dispute; or (vi) the trier of fact is granted latitude by applicable law to apply judgment.  In such cases, there are considerable uncertainties regarding the resolution of the proceeding, which may preclude the determination of the reasonably possible loss or range of loss.

With respect to the legal proceedings disclosed under the heading “Legal proceedings” in Footnote 11 of the Company’s Condensed Consolidated Financial Statements in the Form 10-Q, the Company undertook the assessment described above.  As a result of such assessment, it was determined that none of the individual matters specifically disclosed therein met the criteria in ASC 450-20-25-2 as the Company does not believe that it is probable a loss will be incurred and therefore the Company did not record an accrual.

Consistent with ASC 450-20-50, in addition to disclosing the nature of the contingency, in future filings, beginning with the Annual Report on Form 10-K for 2012, the Company plans to revise the introductory paragraph to Footnote 11 of its Consolidated Financial Statements, as follows:

“Legal proceedings. In the ordinary course of business, we are involved in various legal proceedings and other matters that are complex in nature and have outcomes that are difficult to predict.  We record accruals for such contingencies to the extent that we conclude that it is probable that a loss will be incurred and the amount of loss can be reasonably estimated.  No estimate of the reasonably possible loss or range of loss in excess of amounts accrued, if any, can be made at this time regarding the matters specifically described below because the inherently unpredictable nature of legal proceedings may be affected by various factors, including: (i) the damages sought in the proceedings are unsubstantiated or indeterminate; (ii) discovery or other material legal proceedings are incomplete; (iii) the proceeding is in its early stages and there is insufficient information available to assess the viability of the stated grounds; (iv) the matters present legal uncertainties; (v) there are significant facts in dispute; or (vi) the trier of fact is granted latitude by applicable law to apply judgment.  ~~We have not recorded any loss accruals for these contingencies other than as we have considered reasonable for the matters noted below.~~ Our assessment of each matter may change based on future unexpected events.  An unexpected adverse judgment in any pending litigation could cause a material impact on our business operations, intellectual property, results of operations or financial position.  Unless otherwise expressly stated, we believe costs associated with litigation will not have a material impact on our financial position or liquidity, but may be material to the results of operations in any given period.  We assume no obligation to update the status of pending litigation after the date of this Form 10-K, except as may be required by applicable law, statute or regulation.”

Management's Discussion and Analysis, page 20

Segment Operating Results, page 31

9.
Please disclose with quantification the business reasons for changes between periods in the Unallocated Corporate operating income (loss) line item shown on page 16 of your segment footnote, which consists of amounts not included in any of your reportable segments. Similarly revise the MD&A in your upcoming Form 10-K to include this disclosure as well.

The Company confirms that, beginning with its next Annual Report on Form 10-K for 2012 and in future filings, it plans to provide disclosure with quantification of the business reasons for material changes between periods in the Unallocated Corporate operating income (loss).  In response to the Staff’s comment, the Company proposes to include at the end of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Segment Operating Results” a new subsection entitled “Unallocated Corporate Operating Results”.  For illustration purposes, the following is a sample of such disclosure based on information presented in the Form 10-Q:

“Unallocated Corporate Operating Results

Three months ended July 31, 2012 compared to three months ended July 31, 2011

	Three Months Ended July 31,		Increase	Percentage
	2012	2011	(Decrease)	Change
	(In thousands)

Unallocated corporate loss	$16,277	$14,606	$1,671	11.4%

Unallocated corporate operating loss increased $1.7 million to $16.3 million for the three months ended July 31, 2012 from $14.6 million for the same prior year period due to the following:

•	Compensation and related expenses:

o
Increase of approximately $1.2 million in payroll and related expenses driven by the hiring of two executive level positions (our General Counsel and our newly created Chief Strategy Officer role), as well as expansion into new jurisdictions, and an increase in sales and profit driven compensation expenses related to an increase in revenue.  These expenses are primarily reported as selling, general and administrative expense in our Condensed Consolidated Statements of Operations included in this Quarterly Report on Form 10-Q.

•	Legal expenses:

o
Increase of approximately $0.3 million in legal and consulting expenses primarily related to the Macau Rapid Baccarat® Patent Issue and TCS South Africa litigation described in Note 11 to our Condensed Consolidated Financial Statements included in this Quarterly Report on Form 10-Q.

Nine months ended July 31, 2012 compared to nine months ended July 31, 2011

	Nine Months Ended July 31,		Increase	Percentage
	2012	2011	(Decrease)	Change
	(In thousands)

Unallocated corporate loss	$46,822	$43,939	$2,883	6.6%

Unallocated corporate operating loss increased $2.9 million to $46.8 million for the nine months ended July 31, 2012 from $43.9 million for the same prior year period due to the following:

•	Compensation and related expenses:

o
Increase of approximately $2.8 million in payroll and related expenses, partially driven by the hiring of several executive level positions during 2011 (including our Chief Executive Officer, our General Counsel and our newly created Chief Strategy Officer role), as well as sales and profit driven compensation expenses due to increased revenue during the nine months ended July 31, 2012, as compared to the prior year period.  These expenses are primarily reported as selling, general and administrative expense in our  Condensed Consolidated Statements of Operations included in this Quarterly Report on Form 10-Q.”

* * * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this response to the undersigned.

Very truly yours,

/s/ Linster W. Fox
Linster W. Fox
Executive Vice President and Chief Financial Officer
SHFL entertainment, Inc.
(702) 270-5130